Via Facsimile and U.S. Mail
Mail Stop 6010

February 4, 2008

Mr. Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corp.
1400 Kearns Blvd.
2nd Floor
Park City, UT 84060

> **Re: Nutraceutical International Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **File No. 0-23731**

Dear Mr. Gay:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.   Please revise your discussion regarding the change in net sales from year to year to separately identify changes in volume versus changes in prices as required by Item 303(a)(3)(iii) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3: Acquisitions, page F-11

2.   Please revise your disclosure to provide the pro forma results of operations information for your acquisitions as required by paragraphs 54 and 55 of SFAS 141.

Note 13: Operating Segments, page F-21

3.   Please revise your disclosure to present your revenues for each product or group of similar products as required by paragraph 37 of SFAS 131. Otherwise, please explain to us where you have made these disclosures in your financial statements.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant